UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 12, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.       Other Events

Asset Acquisitions

Mezzanine Loan – NexMetro Canyon Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,195,000 (the “Canyon Mezzanine Loan”). The mezzanine borrower, NexMetro Canyon Member, LLC, a Delaware limited liability company (“Canyon Member”), plans to use the proceeds to develop cottage-like apartments, generally located near 27201 N Black Canyon Highway, Phoenix, AZ (the “Canyon Property”).

Canyon Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Canyon Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Canyon Mezzanine Loan, Canyon Member was capitalized with approximately $5,989,000 of equity capital from the Sponsor.

The Canyon Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, September 24, 2023 (the “Canyon Maturity Date”). The Canyon Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Canyon Mezzanine Loan amount, paid directly by Canyon Member.

Concurrent with the closing of the Canyon Mezzanine Loan, a senior loan of approximately $21,375,000 was secured (the “Canyon Senior Loan”). Aggregate with the Canyon Senior Loan, the Canyon Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 79.0%. The LTC ratio is the amount of the Canyon Senior Loan plus the amount of the Canyon Mezzanine Loan, divided by the total anticipated cost to construct the Canyon Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Canyon Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Canyon Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Mezzanine Loan – NexMetro Magnolia Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,099,000 (the “Magnolia Mezzanine Loan”). The mezzanine borrower, NexMetro Magnolia Member, LLC, a Delaware limited liability company (“Magnolia Member”), plans to use the proceeds to develop cottage-like apartments, generally located at W Lower Buckeye Rd and S 75th Ave, Phoenix, AZ (the “Magnolia Property”).

Magnolia Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Magnolia Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Magnolia Mezzanine Loan, Magnolia Member was capitalized with approximately $3,142,000 of equity capital from the Sponsor.

The Magnolia Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, September 29, 2023 (the “Magnolia Maturity Date”). The Magnolia Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Magnolia Mezzanine Loan amount, paid directly by Magnolia Member.

Concurrent with the closing of the Magnolia Mezzanine Loan, a senior loan of approximately $16,925,000 was secured (the “Magnolia Senior Loan”). Aggregate with the Magnolia Senior Loan, the Magnolia Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.0%. The LTC ratio is the amount of the Magnolia Senior Loan plus the amount of the Magnolia Mezzanine Loan, divided by the total anticipated cost to construct the Magnolia Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Magnolia Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Magnolia Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      November 18, 2020